UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              INTERLAND, INC.
                  ------------------------------------------
                              (Name of Issuer)

                               COMMON STOCK
                    -------------------------------------
                       (Title of Class of Securities)

                                  458727104
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            February 8, 2002
                           ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                   Page 1 of 95


CUSIP NO. 458727104             SCHEDULE 13D                Page 2 of 95

------------------------------------------------  ---------------------
 1.  NAME OF REPORTING PERSON               BLUM CAPITAL PARTNERS, L.P.

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                  (b) [x]
-------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                    See Item 3 below

-------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
-------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                      California

-------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                             -0-

   NUMBER OF       ------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                   8,000,000**
   BENEFICIALLY OWNED BY EACH   -----------------------------------------

   PERSON WITH      9.  SOLE DISPOSITIVE POWER                        -0-

                  -------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER               8,000,000**

------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                             8,000,000**

------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             5.8**
----------------------------------------------------- ------------------
14. TYPE OF REPORTING PERSON                                      PN, IA
------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!














CUSIP NO. 458727104             SCHEDULE 13D                 Page 3 of 95

-------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON          RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-2967812
-------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                  (b) [x]
-------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                    See Item 3 below

-------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
-------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                      California

-------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                             -0-

   NUMBER OF       ------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                   8,000,000**
   BENEFICIALLY
   OWNED BY EACH   ------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                        -0-

                   ------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER              8,000,000**

-------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY EACH REPORTING PERSON                     8,000,000**
------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             5.8**

------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                          CO

------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!













CUSIP NO. 458727104           SCHEDULE 13D                    Page 4 of 95

------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                             RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [x]
                                                                  (b) [x]
-------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                      See Item 3 below

--------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.A.

--------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                               -0-

  NUMBER OF       --------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                     8,000,000**
   BENEFICIALLY
  OWNED BY EACH   --------------------------------------------------------
  PERSON WITH      9.  SOLE DISPOSITIVE POWER                          -0-

                  --------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                8,000,000**

--------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                8,000,000**
--------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.8**

--------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                            IN

--------------------------------------------------------------------------
** See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!













CUSIP NO. 458727104              SCHEDULE 13D                Page 5 of 95

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of Common Stock of Interland, Inc., a Minnesota corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

BLUM L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM L.P. is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM L.P. is RCBA Inc.

The principal business office address of BLUM L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and         Business              Citizenship  Principal Occupation
Office Held        Address                             or Employment
----------------  ----------------------- ---------  --------------------

Richard C. Blum    909 Montgomery St.      USA      President & Chairman,
President,          Suite 400                         BLUM L.P.
Chairman & Director San Francisco, CA 94133

Nils Colin Lind     909 Montgomery St.       Norway   Managing Partner,
Managing Partner    Suite 400                         BLUM L.P.
& Director          San Francisco, CA 94133

Claus J. Moller    909 Montgomery St.       Denmark   Managing Partner,
Managing Partner   Suite 400                          BLUM L.P.
& Director         San Francisco, CA 94133

John C. Walker     909 Montgomery St.       USA       Partner,
Partner            Suite 400                          BLUM L.P.
                   San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.










CUSIP NO. 458727104        SCHEDULE 13D                       Page 6 of 95

Name and          Business                 Citizen-   Principal Occupation
Office Held        Address                  ship       or Employment
----------------  -----------------------  ---------  --------------------

Jose S. Medeiros      909 Montgomery St.       Brazil     Partner,
Partner               Suite 400                           BLUM L.P.
                      San Francisco, CA 94133

Jeff A. Cozad         909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             BLUM L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of BLUM L.P.'s limited partnerships and investment advisory clients.

Item 4.  Purpose of Transaction
-------------------------------

In connection with a Stock Purchase Agreement ("the SPA", attached hereto as Exhibit B, and incorporated by reference herein) dated February 8, 2002, by and among the Issuer, Par Investment Partners, L.P. ("Par"), Hartford Capital Appreciation Fund ("Hartford"), the Reporting Persons and other entities
("Other Holders"), collectively the "Purchasers", which is described in Issuer's press release dated February 11, 2002, the Reporting Persons have acquired 8,000,000 shares of the Common Stock of Interland, Inc., a Minnesota corporation ("Interland") from Micron Technology Foundation, Inc., an Idaho non-profit corporation (the "Foundation") for $1.25 per share, for the aggregate price of $10,000,000. In connection with the closing of the SPA, the Purchasers became parties to an Investor Rights Agreement (the "IRA", attached hereto as Exhibit C, and incorporated by reference herein).






CUSIP NO. 458727104         SCHEDULE 13D                     Page 7 of 95

The IRA grants to PAR and Hartford certain rights previously held by the Foundation, granted to the Foundation under that certain Amended and Restated Registration Rights Agreement ("RRA"), dated August 6, 2001. (Terms of the RRA were previously disclosed in, and a copy of the RRA included in the Foundation's Schedule 13D, filed with the Securities and Exchange
Commission on September 10, 2001.) The IRA also grants certain piggyback registration rights to the Reporting Persons and Other Holders acquiring shares in connection with the SPA.

The purpose of the acquisition of the Common Stock by Reporting Persons is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. There is no agreement among or between the Reporting Persons and any other Purchaser of the Issuer's securities with respect to the Issuer or its securities except for the specific purpose of facilitating this purchase of the Issuer's securities. Accordingly, the Reporting Persons disclaim membership in a group with Par, Hartford or any of the Other Holders and disclaim beneficial ownership of any shares held by Par, Hartford or the Other Holders.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 137,847,343 shares of Common Stock issued and outstanding as of January 31, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings of 7,775,900 shares of the Common Stock on behalf of its clients, which represents 5.6% of the outstanding shares of the Common Stock.






CUSIP NO. 458727104          SCHEDULE 13D                     Page 8 of 95

In addition, because BLUM L.P. has voting and investment power with respect to 224,100 (0.2%) shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, P.O. Box 812, Wilton, CT 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 8,000,000 shares of the Common Stock, which is 5.8% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., except to the extent of any pecuniary interest therein.

(c) Except for the initial transaction described in this Schedule 13D, the Reporting Persons have engaged in no transaction involving such shares or any shares of the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed,(ii) as noted above, BLUM L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund; and (iii) as described in Item 4 above, the Reporting Persons entered into the Stock Purchase Agreement and the Investor Rights Agreement dated February 8, 2002.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking
Exhibit B Stock Purchase Agreement
Exhibit C Investor Rights Agreement





CUSIP NO. 458727104             SCHEDULE 13D                   Page 9 of 95

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
   -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner, General Counsel and
     Secretary                             Secretary




   RICHARD C. BLUM

   By  /s/ Murray A. Indick
------------------------------------
Murray A. Indick, Attorney-in-Fact

































CUSIP NO. 458727104             SCHEDULE 13D                    Page 10 of 95

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 20, 2002


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner, General Counsel and
     Secretary                             Secretary



  RICHARD C. BLUM

  By  /s/ Murray A. Indick
------------------------------------
Murray A. Indick, Attorney-in-Fact





























CUSIP NO. 458727104             SCHEDULE 13D                     Page 11 of 95

                                 EXHIBIT B

                         STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of February 8, 2002, is made between each of the entities listed in Exhibit A hereto (each a "Purchaser") and the Micron Technology Foundation, Inc., an Idaho non-profit corporation (the "Foundation").

WHEREAS, the Foundation is the direct beneficial owner of 58,622,863 shares of common stock, par value $0.01 per share (the "Common Stock") of Interland, Inc., a Minnesota corporation ("Interland").

WHEREAS, each Purchaser desires to purchase, and the Foundation desires to sell, that number of shares of Common Stock owned by the Foundation set forth opposite such Purchaser's name in Exhibit A hereto (such shares of Common Stock, the "Shares"), upon the terms set forth herein, at a price of $1.25 per share.

WHEREAS, certain capitalized terms used herein are defined in Section 1.1 hereof.

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, intending to be legally bound, the parties hereby agree as follows:

                             ARTICLE I
                            DEFINITIONS

               1.1       Definitions.
            For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms defined, except with respect to the term "Purchaser"):

         "Closing" shall have the meaning set forth in Section 2.3 hereof.

         "Closing Date" shall have the meaning set forth in Section 2.3 hereof.

         "Code" shall mean the Internal Revenue Code of 1986, as amended.

         "Common Stock" shall have the meaning set forth in the preamble.

         "Disposition" shall have the meaning set forth in Section 4.6

         "Donation Agreement" shall have the meaning set forth in
Section 3.2.

        "Encumbrance" shall mean any lien, encumbrance, proxy, voting trust arrangement, pledge, security interest, collateral security agreement, financing statement (and similar notices) filed with any Governmental Authority, claim (including any claim as defined in the Code), charge, equities, mortgage, pledge, objection, title defect, option, restrictive covenant or restriction on transfer of any nature whatsoever, and the interest of the lessor in any property subject to a capital lease, except, in each case, as set forth in the Investor Rights Agreement, the Registration Rights Agreement and this Agreement.


CUSIP NO. 458727104             SCHEDULE 13D                     Page 12 of 95

        "Foundation" shall have the meaning set forth in the preamble.

       "Governmental Authority" shall mean any government or political subdivision thereof, whether federal, state, local or foreign, or any agency, department, commission, board, bureau, court, tribunal, body, administrative or regulatory authority or instrumentality of any such government or political subdivision.

       "Interland" shall have the meaning set forth in the preamble.

       "Investor Rights Agreement" shall have the meaning set forth in
Section 3.2.

       "Law" shall mean any law (including common law), rule, regulation, restriction (including zoning), code, statute, ordinance, order, writ, injunction, judgment, decree or other requirement of a Governmental Authority.

       "Order" shall mean any order, judgment, injunction, award, decree, writ, rule or similar action of any Governmental Authority.

       "Permit" shall mean any franchise, license, certificate, approval, identification number, registration, permit, authorization, order or approval of, and any required registration with, any Governmental Authority.

       "Purchaser" shall have the meaning set forth in the preamble.

       "Registration Rights Agreement" shall have the meaning set forth in Section 2.2.

       "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

       "Shares" shall have the meaning set forth in the preamble.

                              ARTICLE II
                     PURCHASE AND SALE OF THE SHARES;
                ASSIGNMENT OF REGISTRATION RIGHTS; THE CLOSING

        2.1 Purchase and Sale of Shares. Upon the terms set forth herein, at the Closing (as defined in Section 2.3) the Foundation shall sell, assign, transfer and deliver to each Purchaser, severally and not jointly, and each Purchaser shall accept and purchase from the Foundation such number of Shares as is set forth opposite such Purchaser's name on the schedule attached as Exhibit A hereto, free and clear of all Encumbrances, for $1.25 per Share, for the aggregate price as is set forth opposite such Purchaser's name on Exhibit A hereto, in immediately available funds. Each Purchaser's obligation to purchase the Shares as set forth herein is not conditioned on any other Purchaser's obligation to purchase the Shares and shall be an independent and several obligation.

       2.2      Assignment of Registration Rights.  Pursuant to
Section 1.7 of the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") entered into as of August 6, 2001, by and among Micron Technology, Inc., Micron Electronics, Inc., now known as Interland, Inc., and certain other parties named therein, the Foundation, to the extent permitted by the Registration Rights Agreement, hereby assigns to each Purchaser all of its rights and interests in the Registration Rights

CUSIP NO. 458727104             SCHEDULE 13D                     Page 13 of 95

Agreement with respect to the Shares purchased by such Purchaser. As and to the extent required by the Registration Rights Agreement, each Purchaser hereby agrees to be bound by and subject to the terms and conditions of the
Registration Rights Agreement.   Section 1.7 of the Registration Rights
Agreement is attached hereto as Exhibit B and contains certain restrictions and limitations on transfer of the rights under the Registration Rights Agreement, including, but not limited to: (i) a minimum number of Shares required to be transferred in order to transfer the associated registration rights, and (ii) the requirement that the Shares be restricted pursuant to the Securities Act following the acquisition by a Purchaser, which by executing this Agreement, each applicable Purchaser acknowledges and accepts.

       2.3 Closing. Upon the terms contained in this Agreement, the closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304, at 10:00 A.M., Pacific Standard Time, on the date hereof or at such other time and place as the Foundation and the Purchasers shall mutually agree. The date on which the Closing takes place is referred to as the "Closing Date."

       2.4     Deliveries by the Foundation.  At the Closing, the
Foundation is delivering to each Purchaser the following:

      (a)   a receipt for the payments provided for by Section 2.1 hereof;

      (b) an opinion of counsel that the sale of Shares to the Purchaser hereunder is made in compliance with the Securities Act or an available exemption therefrom; and

      (c) an instrument of termination of the MTI Shareholder Agreement entered into as of March 22, 2001 by Micron Technology, Inc. and Interland.

       In addition, the Foundation shall have delivered one or more stock certificates representing the Shares to Wells Fargo Shareowner Services, transfer agent for Interland, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, with all necessary transfer tax and other revenue stamps affixed thereto, so that Wells Fargo Shareowner Services shall, promptly following the Closing, deliver new stock certificates to each Purchaser representing the number of Shares being acquired by such Purchaser, as set forth in Exhibit A.

        2.5 Deliveries by the Purchaser. At the Closing, each Purchaser is delivering to the Foundation the following:

       (a) by wire transfer to the account of the Foundation previously provided in writing to each Purchaser, the payment to be made by such Purchaser as provided for in Section 2.1 hereof; and

       (b) to the extent applicable, an executed Investor Rights Agreement entered into by and between the Purchaser and Interland.

                             ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF THE FOUNDATION

    The Foundation represents and warrants to each Purchaser as follows:

     3.1 Authorization; Binding Obligation. This Agreement has been duly and validly executed and delivered by the Foundation and, assuming due authorization, execution and delivery by each Purchaser,

CUSIP NO. 458727104             SCHEDULE 13D                     Page 14 of 95

constitutes a legal, valid and binding obligation of the Foundation, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity. The Foundation has the legal capacity and all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Foundation and the consummation of the transactions contemplated hereby by the Foundation have been duly and validly authorized by the Foundation, and no other proceedings on the part of the Foundation are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

     3.2 Title to the Shares. Immediately prior to the Closing, the Foundation was the record and beneficial owner of, and had good and marketable title to, the Shares free and clear of all Encumbrances.
The Shares are not subject to any restrictions on transferability other than those imposed by (i) the Securities Act and applicable state securities laws, (ii) the Donation Agreement, dated as of August 30, 2001, by and between Micron Semiconductor Products, Inc.
and the Foundation (the "Donation Agreement"), (iii) the Registration
Rights Agreement, (iv) the Investor Rights Agreement dated as of February 8, 2002, entered into between Interland and each of the Purchasers
(the "Investor Rights Agreement") and (v) this Agreement. There are no options, warrants, calls, commitments or rights of any character to purchase or otherwise acquire Shares from the Foundation pursuant to which the Foundation may be obligated to sell, transfer or otherwise dispose of any of the Shares. At the Closing, each Purchaser is acquiring good and marketable title to the Shares, free and clear of all Encumbrances.

          3.3 Consents and Approvals; No Violation. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by the Foundation,
(ii) violate the certificate of incorporation or bylaws of the Foundation, or any Law of any Governmental Authority which may be applicable to the Foundation, or by which any of the Foundation's activities, properties or assets (including, without limitation, the Shares) may be bound or affected or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any material portion of the property of the Foundation (including, without limitation, the Shares)) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which the Foundation is a party or by which any of the Foundation's activities, properties or assets (including, without limitation, the Shares) may be bound or affected.





CUSIP NO. 458727104             SCHEDULE 13D                     Page 15 of 95


      3.4 Brokers and Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.


     3.5 Sale and Transfer of Rights. The Board of Directors of Interland has approved the sale of the Shares to the Purchasers and has approved, to the extent permitted by the Registration Rights Agreement, the assignment by the Foundation to the Purchasers of the Foundation's rights under the Registration Rights Agreement so far as they relate to the Shares.


                                    ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        Each Purchaser, severally and not jointly, represents and warrants to the Foundation as follows:

             4.1 Authorization; Binding Obligation. The Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby by the Purchaser have been duly and validly authorized by the Purchaser and no other proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Foundation, constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity.

          4.2 Consents and Approvals; No Violation. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by the Purchaser,
(ii) violate the formation documents of the Purchaser, or any Law of any Governmental Authority which may be applicable to the Purchaser, or by which any of the Purchaser's businesses, properties or assets may be bound or affected or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any material portion of the property of the Purchaser) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which the Purchaser is a party or by which any of the Purchaser's businesses, properties or assets may be bound or affected.



CUSIP NO. 458727104             SCHEDULE 13D                     Page 16 of 95

       4.3 Purchase for Own Account. The Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for sale in connection with, any distribution or other disposition of any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

     4.4 Disclosure of Information. The Purchaser believes that it has received all the information regarding Interland's business, properties, prospects and financial condition that the Purchaser believes is necessary or appropriate for deciding whether to purchase the Shares. The Purchaser acknowledges that Interland files annual and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and that such materials are available to the Purchaser.

    4.5 Investment Experience and Accreditation. The Purchaser represents that it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and is experienced in evaluating and investing in securities of technology companies, and has completed and delivered to the Foundation an executed purchaser eligibility questionnaire in the form attached hereto as Exhibit C. The Purchaser further represents that the Purchaser is able to fend for himself or itself, can bear the economic risk of the investment (including the total loss thereof), and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares. The Purchaser also represents that it has not been organized for the purpose of acquiring the Shares.

     4.6 Restricted Securities; Control Securities. The Purchaser understands that the Shares are characterized as both "restricted securities" and "control securities" under the federal securities laws and that under such laws and applicable regulations such securities may not be sold, pledged, transferred, or otherwise disposed of (a "Disposition"), without registration under the Securities Act and applicable state securities laws or an exemption therefrom.
The Purchaser further understands that in the event of any Disposition, the transferor shall provide to Interland a legal opinion that such Disposition is being made pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely. In particular, the Purchaser is aware that the Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be (i) the availability of current information to the public about Interland, which information may or may not be available at the time of any Disposition of the Shares and (ii) the expiration of the one year holding period with respect to such Shares.



CUSIP NO. 458727104             SCHEDULE 13D                     Page 17 of 95


        Without in any way limiting the foregoing, the Purchaser agrees not to make any Disposition, whether or not for value, of all or any portion of the Shares for a period of six months from the Closing Date, unless pursuant to (i) a registration statement (declared effective by the SEC and necessary state regulatory authorities) under the Securities Act covering such proposed disposition or (ii) pursuant to Rule 144 of the Securities Act if then available, and in each case (i) and (ii), such disposition is made in accordance with such registration statement or Rule 144, respectively, and any other applicable federal and state securities laws.

     4.7 Legends. It is understood that the certificate(s) evidencing the Shares shall bear those legends set forth in Exhibit D hereto.

    4.8 Brokers and Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.


                                    ARTICLE V
                                 MISCELLANEOUS

    5.1 Survival of Representation and Warranties. All representations, warranties and covenants made by any party contained in this Agreement, or any certificate delivered pursuant hereto or made in writing to, by or on behalf of a Purchaser or the Foundation, as the case may be, in connection with the transactions contemplated by this Agreement shall survive the Closing.

    5.2 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware, without regard to principles of conflict of laws.

   5.3      Consent to Jurisdiction.  The Foundation and each
Purchaser agree that all actions, suits or proceedings arising out of or based upon this Agreement or the subject matter hereof shall be brought and maintained exclusively in the state or federal courts located in the State of Idaho. The Foundation and each Purchaser by execution hereof hereby irrevocably submit to the jurisdiction of the state and federal courts located in Ada County, State of Idaho for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter hereof. The Foundation and each Purchaser hereby consent to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Idaho, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in or pursuant to
Section 5.5 hereof is reasonably calculated to give actual notice.

    5.4 Waiver of Jury Trial. The Foundation and each Purchaser hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the subject matter hereof.





CUSIP NO. 458727104             SCHEDULE 13D                     Page 18 of 95


         5.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (with confirmation of receipt), delivered by nationally-recognized overnight express service or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

     If to one or more Purchasers, at the respective address set forth in Exhibit A.


           If to the Foundation:

                           Micron Technology Foundation
                           8000 South Federal Way
                           Boise, ID 83707
                           Telephone: (208) 368-3766
                           Telecopy:  (208) 368-4095
                           Attention:  Norman Schlachter

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above, provided that notice of a change of address shall be deemed given only upon receipt.

      5.6 Expenses. Each party hereto shall be solely responsible for all expenses incurred by it or on its behalf in connection with the preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its counsel, accountants, brokers, finders, financial advisors and other representatives.

      5.7 Specific Performance. Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for the other parties' failure to perform their obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

    5.8 Descriptive Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections mean Sections of this Agreement, unless otherwise indicated. The term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a governmental entity or an unincorporated organization. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   5.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.


CUSIP NO. 458727104             SCHEDULE 13D                     Page 19 of 95

  5.10 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

      5.11    Entire Agreement; No Third-Party Beneficiaries.
This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto and their permitted assigns any rights or remedies hereunder.

      5.12 Assignment. No party hereto may assign its rights or obligations under this Agreement, except that a Purchaser shall assign its rights and obligations in connection with any transfer of the Shares by such Purchaser with respect to such Shares, to the extent such transfer is permitted by the terms hereof.

      5.13 Further Assurances. The Foundation and each Purchaser, severally and not jointly, agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

     5.14 Purchasers Acting Independently. Each Purchaser is acting severally and not jointly with the other Purchasers in executing this Agreement and accepting the rights, duties and responsibilities hereunder. The Foundation's agreement with each Purchaser is a separate agreement and the sale of the Shares to each Purchaser is a separate sale and is not conditioned upon the sale of Shares to any other Purchaser.

                  [Remainder of Page Intentionally Left Blank]



















CUSIP NO. 458727104             SCHEDULE 13D                     Page 20 of 95


                                SIGNATURE PAGE TO

                             STOCK PURCHASE AGREEMENT

                           DATED AS OF FEBRUARY 8, 2002

                                   BY AND AMONG

                         MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.

                                      MICRON TECHNOLOGY FOUNDATION, INC.



                                      By:     /s/ W.G. Stover, Jr.

                                     Name:  W.G. Stover, Jr.

                                     Title:  Treasurer and Director
































CUSIP NO. 458727104             SCHEDULE 13D                     Page 21 of 95

                             SIGNATURE PAGE TO

                         STOCK PURCHASE AGREEMENT

                       DATED AS OF FEBRUARY 8, 2002

                              BY AND AMONG

                    MICRON TECHNOLOGY FOUNDATION, INC.

                     AND EACH PURCHASER NAMED THEREIN

    The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                             Altar Rock Fund L.P.


                                       By: __/s/______________________
                                                   Signature

                                  Address:  c/o Tudor Investment Corporation
                                            50 Rowes Wharf
                                            6th Floor
                                            Boston, Ma 02940





























CUSIP NO. 458727104             SCHEDULE 13D                     Page 22 of 95

                                SIGNATURE PAGE TO

                            STOCK PURCHASE AGREEMENT

                          DATED AS OF FEBRUARY 8, 2002

                              BY AND AMONG

                    MICRON TECHNOLOGY FOUNDATION, INC.

                       AND EACH PURCHASER NAMED THEREIN

       The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                         The Balousek Family Limited Partnership
                                        DTD 1/8/99


                                       By: __/s/______________________
                                                     Signature

                                 Address:        94 Magee Ct.
                                                 Moraga, CA 94556





























CUSIP NO. 458727104             SCHEDULE 13D                     Page 23 of 95


                                  SIGNATURE PAGE TO

                               STOCK PURCHASE AGREEMENT

                             DATED AS OF FEBRUARY 8, 2002

                                    BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                           AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                         BK Capital Partners IV, L.P.


                                         By: __/s/ Murray A. Indick___
                                          Blum Capital Partners, L.P., its
                                          General Partner
                                         By:   Murray A. Indick,
                                               Partner and General Counsel

                               Address:    909 Montgomery Street, Suite 400
                                           San Francisco, CA 94133




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 24 of 95

                                SIGNATURE PAGE TO

                            STOCK PURCHASE AGREEMENT

                           DATED AS OF FEBRUARY 8, 2002

                                    BY AND AMONG

                       MICRON TECHNOLOGY FOUNDATION, INC.

                        AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                 Carpenters Pension Trust for Southern
                                       California


                                    By: __/s/ Murray A. Indick___
                                      Richard C. Blum & Associates, Inc.,
                                      its Investment Advisor
                                     By:   Murray A. Indick,
                                           Partner, General Counsel and
                                            Secretary

                             Address:    909 Montgomery Street, Suite 400
                                         San Francisco, CA 94133


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 25 of 95

                                 SIGNATURE PAGE TO

                              STOCK PURCHASE AGREEMENT

                            DATED AS OF FEBRUARY 8, 2002

                                    BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                    The Common Fund Multi-Strategy Equity
                                              Fund


                                         By: __/s/ Murray A. Indick___
                                        Richard C. Blum & Associates, Inc.,
                                          its Investment Advisor
                                      By:   Murray A. Indick,
                                            Partner, General Counsel and
                                             Secretary

                               Address:    909 Montgomery Street, Suite 400
                                              San Francisco, CA 94133


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 26 of 95

                                  SIGNATURE PAGE TO

                              STOCK PURCHASE AGREEMENT

                            DATED AS OF FEBRUARY 8, 2002

                                   BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                      First New York Securities, L.L.C.
                                      F/B/O Account #1010159026


                                           By: __/s/_____________________
                                           Name:
                                          Title:

                                          Address:    850 Third Avenue
                                                      8th Floor
                                                      New York, NY 10022




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 27 of 95

                                SIGNATURE PAGE TO

                             STOCK PURCHASE AGREEMENT

                           DATED AS OF FEBRUARY 6, 2002

                                   BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                         AND EACH PURCHASER NAMED THEREIN

      The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.


                                       Hartford Capital Appreciation Fund
                                  By:  Wellington Management Company, llp
                                           As Investment Sub-Adviser


                                        Luxurylines & Co.______________
                                        Registration Name

                                       By:  /s/__________________________
                                                   Signature

                                     Address:    75 State Street
                                                 Boston, MA 02109
                                                (617) 951-5000


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 28 of 95

                                SIGNATURE PAGE TO

                             STOCK PURCHASE AGREEMENT

                            DATED AS OF FEBRUARY 8, 2002

                                  BY AND AMONG

                         MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                              INTERLAND, INC.___________
                                             [Print Name of the Purchaser]


                                             By: __/s/ ___________________
                                                          Signature


                                     Address:    303 Peachtree Center Avenue
                                                 Suite #500
                                                 Atlanta, GA 30303




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 29 of 95

                                   SIGNATURE PAGE TO

                                STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 7, 2002

                                      BY AND AMONG

                          MICRON TECHNOLOGY FOUNDATION, INC.

                            AND EACH PURCHASER NAMED THEREIN

        The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                      Kahn Capital Offshore____________
                                      [Print Name of the Purchaser]

                                     By: __/s/ ______________________
                                                   Signature

                                  Address:    5506 Worsham Court
                                              Windermere, FL 34786































CUSIP NO. 458727104             SCHEDULE 13D                     Page 30 of 95

                                   SIGNATURE PAGE TO

                                 STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 7, 2002

                                      BY AND AMONG

                           MICRON TECHNOLOGY FOUNDATION, INC.

                            AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                         Kahn Capital Partners, L.P._______
                                             [Print Name of the Purchaser]

                                           By: __/s/ _____________________
                                                      Signature

                                      Address:   5506 Worsham Court
                                                 Windermere, FL 34786































CUSIP NO. 458727104             SCHEDULE 13D                     Page 31 of 95

                                    SIGNATURE PAGE TO

                                  STOCK PURCHASE AGREEMENT

                                DATED AS OF FEBRUARY 8, 2002

                                       BY AND AMONG

                           MICRON TECHNOLOGY FOUNDATION, INC.

                             AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                             Joel J. Kocher______________
                                           [Print Name of the Purchaser]

                                        By: __/s/ Joel J. Kocher______
                                                 Signature


                                    Address:    26810 Founders Place
                                                Spicewood, TX 78669






























CUSIP NO. 458727104             SCHEDULE 13D                     Page 32 of 95


                                    SIGNATURE PAGE TO

                                  STOCK PURCHASE AGREEMENT

                                DATED AS OF FEBRUARY 8, 2002

                                        BY AND AMONG

                             MICRON TECHNOLOGY FOUNDATION, INC.

                              AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                       Robert & Carolyn C. Lee, Trustees,
                                       1986 Lee Family Trust__________
                                       [Print Name of the Purchaser]

                                     By: __/s/ Robert Lee_____________
                                        __/s/ Carolyn C. Lee__________


                                   Address:    17 Magee Court
                                               Moraga, CA 94556




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 33 of 95

                                   SIGNATURE PAGE TO

                               STOCK PURCHASE AGREEMENT

                             DATED AS OF FEBRUARY 8, 2002

                                   BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                         PAR INVESTMENT PARTNERS, L.P.

                                         By:  PAR Group, L.P.
                                              its general partner

                                         By:  PAR Capital Management, Inc.
                                              its general partner


                                         By: __/s/ Edward L. Shapiro______
                                          Edward L. Shapiro, Vice President

                                      Address:    One Financial Center
                                                  Suite 1600
                                                  Boston, MA 02941
























CUSIP NO. 458727104             SCHEDULE 13D                     Page 34 of 95


                                  SIGNATURE PAGE TO

                              STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 8, 2002

                                     BY AND AMONG

                         MICRON TECHNOLOGY FOUNDATION, INC.

                           AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                            Raptor Global Portfolio Ltd.


                                               By: __/s/________________
                                                       Signature

                             Address:    c/o Tudor Investment Corporation
                                              50 Rowes Wharf
                                              6th Floor
                                              Boston, MA 02940




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 35 of 95


                                SIGNATURE PAGE TO

                              STOCK PURCHASE AGREEMENT

                            DATED AS OF FEBRUARY 8, 2002

                                    BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                         AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                  Robert T. Slezak & Jane G. Slezak,
                               Cotrustees of the Robert T. Slezak Trust
                                   dated July 8, 1999__________________
                                      [Print Name of the Purchaser]

                                  By: __/s/ Robert T. Slezak___________
                                            Cotrustee

                                  By: __/s/ Jane G. Slezak_____________
                                            Cotrustee

                               Address:    6032 Country Club Oaks
                                           Omaha, NE 68152

























CUSIP NO. 458727104             SCHEDULE 13D                     Page 36 of 95

                                   SIGNATURE PAGE TO

                                STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 8, 2002

                                       BY AND AMONG

                           MICRON TECHNOLOGY FOUNDATION, INC.

                             AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                 Stinson Capital Fund (Cayman), Ltd.


                                       By: __/s/ Murray A. Indick___
                                       Blum Capital Partners, L.P., its
                                         Investment Advisor
                                    By:   Murray A. Indick,
                                          Partner and General Counsel

                           Address:    909 Montgomery Street, Suite 400
                                            San Francisco, CA 94133





























CUSIP NO. 458727104             SCHEDULE 13D                     Page 37 of 95


                               SIGNATURE PAGE TO

                             STOCK PURCHASE AGREEMENT

                           DATED AS OF FEBRUARY 8, 2002

                                  BY AND AMONG

                        MICRON TECHNOLOGY FOUNDATION, INC.

                       AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                        Stinson Capital Partners, L.P.


                                        By: __/s/ Murray A. Indick___
                                        Blum Capital Partners, L.P., its
                                            General Partner
                                        By:   Murray A. Indick,
                                              Partner and General Counsel

                              Address:    909 Montgomery Street, Suite 400
                                               San Francisco, CA 94133


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 38 of 95

                                SIGNATURE PAGE TO

                             STOCK PURCHASE AGREEMENT

                           DATED AS OF FEBRUARY 8, 2002

                                  BY AND AMONG

                       MICRON TECHNOLOGY FOUNDATION, INC.

                          AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                     Stinson Capital Partners II, L.P.


                                      By: __/s/ Murray A. Indick___
                                      Blum Capital Partners, L.P., its
                                       General Partner
                                      By:   Murray A. Indick,
                                            Partner and General Counsel

                               Address:    909 Montgomery Street, Suite 400
                                           San Francisco, CA 94133




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 39 of 95


                                    SIGNATURE PAGE TO

                                STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 8, 2002

                                      BY AND AMONG

                          MICRON TECHNOLOGY FOUNDATION, INC.

                            AND EACH PURCHASER NAMED THEREIN

         The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                         Stinson Capital Partners III, L.P.


                                         By: __/s/ Murray A. Indick___
                                         Blum Capital Partners, L.P., its
                                         General Partner
                                         By:   Murray A. Indick,
                                               Partner and General Counsel

                             Address:    909 Montgomery Street, Suite 400
                                              San Francisco, CA 94133



























CUSIP NO. 458727104             SCHEDULE 13D                     Page 40 of 95


                               SIGNATURE PAGE TO

                            STOCK PURCHASE AGREEMENT

                            DATED AS OF FEBRUARY 8, 2002

                                   BY AND AMONG

                       MICRON TECHNOLOGY FOUNDATION, INC.

                        AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                       Tudor BVI Global Portfolio Ltd.


                                         By: __/s/ __________________
                                                Signature


                           Address:    c/o Tudor Investment Corporation
                                              50 Rowes Wharf
                                              6th Floor
                                              Boston, Ma 02940



























CUSIP NO. 458727104             SCHEDULE 13D                     Page 41 of 95

                                    SIGNATURE PAGE TO

                                 STOCK PURCHASE AGREEMENT

                               DATED AS OF FEBRUARY 8, 2002

                                      BY AND AMONG

                           MICRON TECHNOLOGY FOUNDATION, INC.

                             AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                         Tudor Proprietary Trading LLC.


                                          By: __/s/ __________________
                                                     Signature


                             Address:    c/o Tudor Investment Corporation
                                         50 Rowes Wharf
                                         6th Floor
                                         Boston, Ma 02940




























CUSIP NO. 458727104             SCHEDULE 13D                     Page 42 of 95


                                     SIGNATURE PAGE TO

                                STOCK PURCHASE AGREEMENT

                              DATED AS OF FEBRUARY 8, 2002

                                       BY AND AMONG

                         MICRON TECHNOLOGY FOUNDATION, INC.

                           AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                              United Brotherhood of Carpenters
                                       Pension Fund_______________


                                    By: __/s/ Murray A. Indick___
                                   Richard C. Blum & Associates, Inc.,
                                     its Investment Advisor
                                    By:   Murray A. Indick,
                                          Partner, General Counsel and
                                           Secretary

                               Address:    909 Montgomery Street, Suite 400
                                           San Francisco, CA 94133

























CUSIP NO. 458727104             SCHEDULE 13D                     Page 43 of 95


                                      SIGNATURE PAGE TO

                                  STOCK PURCHASE AGREEMENT

                               DATED AS OF FEBRUARY 8, 2002

                                      BY AND AMONG

                            MICRON TECHNOLOGY FOUNDATION, INC.

                             AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.


                                            Vardon International, Ltd.


                                     By: __/s/ Richard W. Shea, Jr.___
                                      Name:  Richard W. Shea, Jr.
                                     Title:  Director

                                     By:   Vardon Capital Management, LLC
                                           Its Investment Manager

                                     By:    /s/Richard W. Shea, Jr._____
                                       Name:  Richard W. Shea, Jr.
                                      Title:  Managing Member

                            Address:    P.O. Box 705 GT, 68 Fort Street
                                              George Town, Grand Cayman
                                              Cayman Islands






















CUSIP NO. 458727104             SCHEDULE 13D                     Page 44 of 95


                                SIGNATURE PAGE TO

                           STOCK PURCHASE AGREEMENT

                        DATED AS OF FEBRUARY 8, 2002

                               BY AND AMONG

                  MICRON TECHNOLOGY FOUNDATION, INC.

                   AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                             Vardon Partners, LP

                                           By:  Vardon Capital, LLC
                                                Its General Partner

                                       By: __/s/ Richard W. Shea, Jr.___
                                         Name:  Richard W. Shea, Jr.
                                                Managing Member

                                   Address:    850 Third Avenue
                                               8th Floor
                                               New York, NY 10022



























CUSIP NO. 458727104             SCHEDULE 13D                     Page 45 of 95


                                     SIGNATURE PAGE TO

                                 STOCK PURCHASE AGREEMENT

                               DATED AS OF FEBRUARY 8, 2002

                                       BY AND AMONG

                         MICRON TECHNOLOGY FOUNDATION, INC.

                           AND EACH PURCHASER NAMED THEREIN

           The undersigned hereby executes and delivers the Stock Purchase Agreement to which this Signature Page is attached effective as of the date of the Agreement, which Agreement and Signature Page, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.



                                              Vardon Partners II, LP

                                            By:  Vardon Capital, LLC
                                                 Its General Partner

                                    By: __/s/ Richard W. Shea, Jr.___
                                          Name:  Richard W. Shea, Jr.
                                          Title:  Managing Member

                                      Address:    850 Third Avenue
                                                  8th Floor
                                                  New York, NY 10022

























CUSIP NO. 458727104             SCHEDULE 13D                     Page 46 of 95

                                         EXHIBIT A
                                  PURCHASER INFORMATION

Name, Address         Taxpayer          Number of Shares          Aggregate
and Jurisdiction        ID               Acquired                   Price
of Formation

Interland, Inc.
303 Peachtree Center Ave
St. 500
Atlanta, GA 30303       41-1404301       3,922,863             $4,903,578.75

Carpenters Pension Trust for
  Southern California
909 Montgomery St.
San Francisco, CA 94133  95-6042875       3,578,600            $4,473,250.00

United Brotherhood of Carpenters
   Pension Fund
909 Montgomery St.
San Francisco, CA 94133  35-6075035         502,900             $628,625.00

The Common Fund Multi-strategy
   Equity Fund
909 Montgomery St.
San Francisco, CA 94133  23-7037968         224,100             $280,125.00

Stinson Capital Partners, L.P.
909 Montgomery St.
San Francisco, CA 94133  94-3232358       2,027,700            $2,534,625.00

Stinson Capital Partners II, L.P.
909 Montgomery St.
San Francisco, CA 94133   94-3264850        688,900            $861,125.00

Stinson Capital Partners III, L.P.
909 Montgomery St.
San Francisco, CA 94133   94-3343772        603,900           $754,875.00

BK Capital Partners IV L.P.
909 Montgomery St.
San Francisco, CA 94133   94-3139027         84,800           $106,000.00

Stinson Capital Fund (Cayman), Ltd.
909 Montgomery St.
San Francisco, CA 94133    No US Tax ID     289,100           $361,375.00

PAR Investment Partners, LP
One Financial Center, Suite 1600
Boston, MA 02941        04-3099961       18,100,000         $22,625,000.00

Raptor Global Portfolio LTD
50 Rowes Wharf, 6th Floor
Boston MA 02940      98-021-1544          8,124,751         $10,155,938.75

Tudor BVI Global Portfolio LTD
50 Rowes Wharf, 6th Floor
Boston MA 02940     98-022-3576          1,567,157           $1,958,946.25


CUSIP NO. 458727104             SCHEDULE 13D                     Page 47 of 95


Name, Address         Taxpayer          Number of Shares          Aggregate
and Jurisdiction        ID               Acquired                   Price
of Formation

Alter Rock Fund L.P.
50 Rowes Wharf, 6th Floor
Boston MA 02940    06-155-8414          65,307               $81,633.75

Tudor Propriety Trading LLC
50 Rowes Wharf, 6th Floor
Boston MA 02940    13-372-0063         842,785              $1,053,481.25

Kahn Capital Partners LP
5506 Worsham Court
Windermere, FL 34786  33-0798356      1,600,000              $2,000,000.00

Kahn Capital Partners Offshore
5506 Worsham Court
Windermere, FL 34786   No US Tax ID     400,000                $500,000.00

Vardon Partners, L.P.
850 Third Avenue, 8th Floor
New York, NY 10022     13-409-1780      147,400                $184,250.00

Vardon Partners II, L.P.
850 Third Avenue, 8th Floor
New York, NY 10022     13-416-2389      319,200                $399,000.00

Vardon International, Ltd.
P.O. Box 705 GT
68 Fort Street
George Town, Grand Cayman
Cayman Islands         98-034-6809       533,400               $666,750.00

First New York Securities, L.L.C.
F/B/O Account #1010159026
850 Third Avenue, 8th Floor
New York, NY 10022     13-3270745        400,000               $500,000.00

Joel Jeffrey Kocher
26810 Founders Place
Spicewood, TX 78669   264-255-333        400,000                $500,000.00

Robert and Carolyn C. Lee, trustees for the
 1986 Lee Family Trust, dated 12/4/86
17 Magee Court
Moraga, CA 94556      ###-##-####        200,000              $250,000.00

The Balousek Family Limited Partnership
DTD 1/8/99
94 Magee Ct.
Moraga, CA 94556     68-0424230          100,000             $125,000.00

Robert T. Slezak & Jane G. Slezak, Cotrustees of
the Robert T. Slezak Trust dated July 8, 1999
6032 Country Club Oaks
Omaha, NE 68152      ###-##-####         800,000            $1,000,000.00


CUSIP NO. 458727104             SCHEDULE 13D                     Page 48 of 95


Name, Address         Taxpayer          Number of Shares          Aggregate
and Jurisdiction        ID               Acquired                   Price
of Formation

Hartford Capital Appreciation Fund
C/o Wellington Management Company, LLP
75 State Street
Boston MA 02109    06-1455339              13,100,000       $16,375,000.00



















































CUSIP NO. 458727104             SCHEDULE 13D                     Page 49 of 95

                                       EXHIBIT B

              SECTION 1.7 OF THE REGISTRATION RIGHTS AGREEMENT

               1.7.     Grant and Transfer of Registration Rights.
              Except for registration rights granted by the Company after the date hereof (a) in connection with business acquisitions and which relate solely to registrations on Form S-3 or (b) which are subordinate to the rights of the Holders hereunder, the Company shall not grant any registration rights to any other person or entity without the prior written consent of the Initiating Holders, which consent shall not be unreasonably withheld or delayed. Holders shall have the right to transfer or assign the rights contained in this Agreement (i) to any limited partner or affiliate of a Holder in connection with the transfer of any Registrable Securities or (ii) to any third party transferee acquiring at least 20% of the Registrable Securities issued to the Holder as of the date hereof or the shares of Common Stock issued upon conversion of such Registrable Securities; provided: (a) the Company is, within thirty (30) days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.



































CUSIP NO. 458727104             SCHEDULE 13D                     Page 50 of 95

                                   EXHIBIT C

                    PURCHASER SUITABILITY QUESTIONNAIRE

The undersigned hereby represents and warrants to the Micron
Technology Foundation, Inc. (the "Foundation") that the undersigned is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), and that the undersigned makes such representation and warranty because it comes within the category checked below. (Please check the box(es) which applies to you, if any. If none apply, please sign this form and return it with all boxes unchecked.)

         (1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business
Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

         (2)     Any private business development company as defined in
section 202(a)(22) of the Investment Advisers Act of 1940;

         (3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

        (4) Any director, executive officer, or general partner of the Company or any director, executive officer, or general partner of a general partner of the Company;

       (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000 (for purposes of this section, "net worth" means the excess of total assets at fair market value (including equity in a home, home furnishings and automobiles) over total liabilities);

      (6) Any natural person who had an individual income in excess of $200,000 in each of 2000 and 2001 or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the year 2002;



CUSIP NO. 458727104             SCHEDULE 13D                     Page 51 of 95


      (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

     (8) An entity in which all of the equity owners are accredited investors.


Date:  ___________________

Individual Investors:             Signature:___________________________
                                  Print Name:__________________________
Entity Investors:                 Entity Name:__________________________
                                  By:_________________________________
                                Name:______________________________
                              Title:_______________________________










































CUSIP NO. 458727104             SCHEDULE 13D                     Page 52 of 95

                                 EXHIBIT D

                                  LEGENDS

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED OTHER THAN PURSUANT TO: (I)
AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR; (II) AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

IN ADDITION, THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, IF APPLICABLE, SET FORTH IN (I) THAT CERTAIN STOCK PURCHASE AGREEMENT DATED AS OF FEBRUARY __, 2002,
EXECUTED BY THE MICRON TECHNOLOGY FOUNDATION, INC. AND THE INITIAL HOLDER OF THIS CERTIFICATE; (II) THAT CERTAIN AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT DATED AS OF AUGUST 6, 2001, EXECUTED BY THE ISSUER; AND (III) THAT CERTAIN INVESTOR RIGHTS AGREEMENT DATED AS OF FEBRUARY 8, 2002 EXECUTED BY THE ISSUER AND THE INITIAL HOLDER OF THIS SECURITY. A COPY OF THE FOREGOING AGREEMENTS MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.








































CUSIP NO. 458727104             SCHEDULE 13D                     Page 53 of 95

                                    EXHIBIT C

                             Investor Rights Agreement

     This Investor Rights Agreement is entered into as of February 8, 2002 by and among Interland, Inc., a Minnesota corporation (the "Company"),
PAR Investment Partners, L.P. ("PAR"), Hartford Capital Appreciation Fund ("Hartford"), and the persons and entities designated as "Piggyback Holders" on Exhibit A attached hereto (the "Piggyback Holders") (with PAR, Hartford and the Piggyback Holders being collectively referred to as the "New Holders").

                                    Recitals

     Whereas, the New Holders are concurrently herewith entering into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Micron Technology Foundation, Inc., an Idaho non-profit corporation
(the "Foundation") whereby the New Holders will acquire an aggregate of 58,622,863 shares of the Company's Common Stock (the "Purchased Shares") from the Foundation (the "Purchase");

     Whereas, the Foundation has been assigned certain rights under the Amended and Restated Registration Rights Agreement, dated as of
August 6, 2001 (the "Registration Rights Agreement"), by and among the Company, Interland, Inc., a Georgia corporation ("Interland-Georgia"), and certain other persons and entities set forth on Exhibit B attached hereto (the "Other Holders") and in connection with the Purchase, the Foundation will assign all of the assignable rights of the Foundation under the Registration Rights Agreement to CPM and Hartford;

    Whereas, in connection with the Purchase, the Company desires to grant to the Piggyback Holders piggyback registration rights with respect to the shares of the Common Stock they acquired in the Purchase, subject to the terms and conditions set forth in this Agreement, which piggyback registration rights shall be subordinate to the rights of the Other Holders;

    Whereas, the shareholder agreement dated as of March 22, 2001, by and among Micron Technology, Inc. and the Company (the "MTI Shareholder Agreement"), requires that each New Holder agree to be bound by Section 1 of the MTI Shareholder Agreement with respect to the Purchased Shares before the Foundation can transfer the Purchased Shares and each New Holder hereby agrees to be bound by Section 1 of the MTI Shareholder Agreement as well as other certain restrictions the transferability of the Purchased Shares; and

     Whereas, capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 2 hereof, however capitalized terms used but not defined herein shall have the meanings set forth in the Stock Purchase Agreement.

      Now, therefore, for and in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.           Registration Rights.

           1.1         Assignment of Registration Rights.


CUSIP NO. 458727104             SCHEDULE 13D              Page 54 of 95


        1.1.1 The Company hereby acknowledges and approves of the assignment pursuant to Section 1.7 of the Registration Rights Agreement by the Foundation to PAR and Hartford of all of the assignable rights of the Foundation under the Registration Rights Agreement with respect to the Purchased Shares acquired by each of PAR and Hartford from the Foundation pursuant to the Stock Purchase Agreement.

      1.1.2 PAR and Hartford each agree to be bound by and subject to the terms and conditions of the Registration Rights
Agreement.

      1.1.3 This Agreement shall serve as notice as and to the extent required by the Registration Rights Agreement of the name and address of PAR and Hartford and the shares of Common Stock with respect to which such registration rights are being assigned.

         1.2.        Piggyback Registration Rights.

        1.2.1.     Request.

         If at any time or times after the date of this Agreement the Company proposes to make a registered public offering of any of its securities under the Act (whether to be sold by it or by one or more selling shareholders), other than an offering registered on Form S-8 or Form S-4, or successor forms relating to employee stock plans and business combinations, the Company shall, not less than 20 days prior to the proposed filing date of the registration form, give written notice of the proposed registration to all Piggyback Holders specifying in reasonable detail the proposed transaction to be covered by the registration statement, and at the written request of any Piggyback Holder delivered to the Company within 20 days after giving such notice, shall include in such registration and offering, and in any underwriting of such offering, all Registrable Securities as may have been designated in the Piggyback Holder's request.
The Company shall have no obligation to include shares of Common
Stock owned by any Piggyback Holder in a registration statement pursuant to this Section 1.2, unless and until such Piggyback
Holder (a) in connection with any underwritten offering, agrees to enter into an underwriting agreement, a custody agreement and power of attorney and any other customary documents required in an underwritten offering all in customary form and containing customary provisions (but not requiring any Piggyback Holder to provide indemnification or contribution more extensive than is set forth in Section 1.5.3 hereof) and (b) shall have furnished the Company with all information and statements about or pertaining to such Piggyback Holder in such reasonable detail and on such timely basis as is reasonably deemed by the Company to be legally required with respect to the preparation of the registration statement.

         1.2.2.     Reduction.

          If a registration in which any Piggyback Holder has
the right to participate pursuant to this Section 1.2 is an
underwritten registration, and the managing underwriters advise the Company in writing that in their opinion the number of
securities requested to be included in such registration exceeds
CUSIP NO. 458727104             SCHEDULE 13D                     Page 55 of 95


the number which can be sold in such offering, the Company shall include in such registration (i) first, the securities of the Company proposed to be sold by the Company, (ii) second, the shares proposed to be sold by PAR and Hartford exercising rights under
Section 1.2.1 of the Registration Rights Agreement, allocated pro rata among them in proportion to the number of Registrable Securities owned by them, (iii) third, the shares proposed to be sold by Other Holders exercising rights under Section 1.2.1 of the Registration Rights Agreement, allocated pro rata among such Other Holders in proportion to the number of Registrable Securities owned by such Other Holders,
(iv) fourth, the shares proposed to be sold by CPQ Holdings, Inc.
("CPQ") and Hewlett-Packard Company ("HP") exercising rights under the Registration Rights Agreements by and between Interland-Georgia and each of CPQ and HP dated as of June 30, 2000 (the "CQP/HP Agreements"), (v) fifth, Ken Gavranovic and Waldemar Fernandez exercising rights under Section 1.2.1 of the Registration Rights Agreement on an equal basis in proportion to the number of Registrable Securities owned by them, (vi) sixth, the shares proposed to be sold by Piggyback Holders exercising rights under Section 1.2.1 of this Agreement, allocated pro rata among the Piggyback Holders in proportion to the number of Registrable Securities owned by each of them and
(vii) seventh, by any other shareholders proposing to sell shares of Common Stock pursuant to such registration. The preceding order of reduction is a reflection of the Registration Rights Agreement and not a result of an independent negotiation by and among the New Holders.

     1.3.     Registration Procedures.  Whenever any Piggyback
Holder has requested that any shares of Common Stock be registered pursuant to Section 1.2 hereof, the Company shall, as expeditiously as reasonably possible:

      (a) prepare and file with the SEC a registration statement with respect to such shares and use its reasonable best efforts to cause such registration statement to become effective as soon as reasonably practicable thereafter (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish counsel for such Piggyback Holder with copies of all such documents proposed to be filed) and to cause such registration statement to comply as to form and content in all material respects with the SEC's forms, rules and regulations;

      (b) prepare and file with the SEC such amendments and supplements to such registration statement and prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 120 days or until such Piggyback Holder has completed the distribution described in such registration statement, whichever occurs first;

     (c) furnish to such Piggyback Holder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), and such other documents as such Piggyback Holder may reasonably request;

     (d)     use its reasonable efforts to register or qualify
such shares under such other securities or blue sky laws of such jurisdictions as such Piggyback Holder requests (and to maintain such registrations and qualifications effective for a period of
CUSIP NO. 458727104             SCHEDULE 13D                     Page 56 of 95

120 days or until such Piggyback Holder has completed the distribution of such shares, whichever occurs first), and to do any and all other acts and things which may be necessary or advisable to enable such Piggyback Holder to consummate the disposition in such jurisdictions of such shares (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not be required but for this Section 1.3, (ii) subject itself to taxation in any such jurisdiction, or (iii) file any general consent to service of process in any such jurisdiction); provided that, notwithstanding anything to the contrary in this Agreement with respect to the bearing of expenses, if any such jurisdiction shall require that expenses incurred in connection with the qualification of such shares in that jurisdiction be borne in part or full by such Piggyback Holder, then such Piggyback Holder shall pay such expenses to the extent required by such jurisdiction;

    (e) notify such Piggyback Holder, at any time when a prospectus relating thereto is required to be delivered under the Act within the period that the Company is required to keep the registration statement effective, of the happening of any event as a result of which the prospectus included in any such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and promptly prepare, file and furnish to the Piggyback Holder a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such shares, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or, in light of the circumstances then existing, necessary to make the statements therein not misleading;

     (f) cause all such shares to be listed on securities exchanges, if any, on which similar securities issued by the Company are then listed;

    (g) provide a transfer agent and registrar for all such shares not later than the effective date of such registration statement;

     (h) enter into such customary agreements and take all such other actions as such Piggyback Holder reasonably requests (and subject to its reasonable approval) in order to expedite or facilitate the disposition of such shares;

    (i) make available for inspection by such Piggyback Holder at their reasonable request, by any underwriter participating in any distribution pursuant to such registration statement, and by any attorney, accountant or other agent retained by such Piggyback Holder at each of their reasonable request or by any such underwriter, all financial and other records, pertinent corporate documents, and properties
(other than confidential intellectual property) of the Company;

    (j)     if the offering is underwritten and at the request of
any seller of Registrable Securities, use its best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and
CUSIP NO. 458727104             SCHEDULE 13D                     Page 57 of 95


no proceedings for that purpose have been instituted or are pending or contemplated under the Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Act (except that such counsel need not express any opinion as to financial statements or other financial or statistical data contained therein),
(C) to such other customary matters as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and
(D) (not an opinion but as a negative assurance) that to the knowledge of such counsel, such registration statement does not contain a material misrepresentation or omission to state a material fact necessary to make the statements therein not misleading; and

(ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request.

             1.4.     Holdback Agreement.

  (a) Notwithstanding anything in this Agreement to the contrary, if after any registration statement to which the rights hereunder apply becomes effective (and prior to completion of any sales thereunder), the Board of Directors determines in good faith that the failure of the Company to (i) suspend sales of stock under the registration statement or (ii) amend or supplement the registration statement, would have a material adverse effect on the Company, the Company shall so notify each Piggyback Holder participating in such registration and each Piggyback Holder shall suspend any further sales under such registration statement until the Company advises the Piggyback Holder that the registration statement has been amended or that conditions no longer exist which would require such suspension, provided that the Company may impose any such suspension for no more than 30 days and no more than 2 times during any twelve month period.

       (b) In the event that the Company effects a registration of any securities under the Act in an underwritten public offering, each Piggyback Holder agrees not to effect any sale, transfer, disposition or distribution, including any sale pursuant to Rule 144 under the Act, of any Purchased Shares (except as part of such offering) during the 90-day period commencing with the effective date of the registration statement for any public offering, provided that all officers, directors and holders of 5% or more of the Company's outstanding voting securities enter into agreements providing for similar restrictions on sales.

             1.5.     Registration Expenses.

             1.5.1.     Piggyback Holder Expenses.

      If, pursuant to Sections 1.2 hereof, Registrable Securities are included in a registration statement, then the Piggyback
CUSIP NO. 458727104             SCHEDULE 13D                     Page 58 of 95


Holder thereof shall pay all transfer taxes, if any, relating to the sale of its shares, and any underwriting discounts or commissions or the equivalent thereof applicable to the sale of its shares.

             1.5.2.     Company Expenses.

            Except for the fees and expenses specified in Section 1.5.1 hereof and except as provided below in this Section 1.5.2, the Company shall pay all expenses incident to the registration of shares by the Company and any Piggyback Holders pursuant to Section 1.2 hereof, and to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, underwriting discounts, fees and expenses (other than any Piggyback Holder's portion of any underwriting discounts or commissions or the equivalent thereof), printing expenses, messenger and delivery expenses, and fees and expenses of counsel for the Company and a single counsel for all Piggyback Holders selling shares (the fees of such counsel not to exceed $20,000; provided that in the case of registrations of shares pursuant to Section 1.2 hereof, the Company shall not be responsible for counsel fees of more than $50,000 in the aggregate for all such registrations pursuant to Section 1.2 hereof) and all independent certified public accountants and other persons retained by the Company.

          1.5.3.     Indemnity and Contribution.

       (a) In the event that any shares owned by a Piggyback Holder are proposed to be offered by means of a registration statement pursuant to Sections 1.2 hereof, to the extent permitted by law, the Company agrees to indemnify and hold harmless such Piggyback Holder, any underwriter participating in such offering, each officer, partner, manager and director of such person, each person, if any, who controls or may control such Piggyback Holder or underwriter within the meaning of the Act and each representative of any Piggyback Holder serving on the Board of Directors of the Company (such Piggyback Holder or underwriter, its officers, partners, managers, directors and representatives, and any such other persons being hereinafter referred to individually as an "Investor Indemnified Person" and collectively as "Investor Indemnified Persons") from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including, without limitation, interest, penalties, and attorneys' fees and disbursements, asserted against, resulting to, imposed upon or incurred by such Investor Indemnified Person, directly or indirectly (hereinafter referred to in this Section 1.5.3 in the singular as a "claim" and in the plural as "claims"), based upon, arising out of or resulting from any breach of representation or warranty made by the Company in any underwriting agreement or any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any omission or alleged omission to state therein a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except insofar as such claim is based upon, arises out of or results from information furnished to the Company in writing by such Investor Indemnified Person for use in connection with the registration statement.

  (b)     In the event that any shares owned by a Piggyback Holder
are proposed to be offered by means of a registration statement pursuant to Section 1.2 hereof, to the extent permitted by law,
CUSIP NO. 458727104             SCHEDULE 13D                     Page 59 of 95


each such Piggyback Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, each officer of the Company who signs the Registration Statement, each director of the Company, any underwriter participating in such offering, and each person, if any, who controls or may control the Company or such underwriter within the meaning of the Act (the Company, such officers and directors of the Company, such underwriter, and any such other persons also being hereinafter referred to individually as a "Company Indemnified Person" and collectively as "Company Indemnified Persons") from and against all claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any omission or alleged omission to state therein a material fact necessary in order to make the statement made therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that such claim is based upon, arises out of or results from information furnished to the Company in writing by such Piggyback Holder explicitly for use in connection with the registration statement; provided, however, that a Piggyback Holder shall be under no obligation to indemnify or hold harmless any Company Indemnified
Persons with respect to any amount in excess of the net cash proceeds paid to such Piggyback Holder in connection with any sales of securities effected under such registration statement.

   (c) The indemnification provisions set forth herein shall be in addition to any liability the Company or any Piggyback Holder may otherwise have to the Investor Indemnified Persons or Company
Indemnified Persons.  The Company Indemnified Persons and the
Investor Indemnified Persons are hereinafter referred to as
Indemnified Persons.  Promptly after receiving notice of any claim in respect of which an Indemnified Person may seek
indemnification under this Section 1.5.3, such Indemnified Person shall submit written notice thereof to either the Company or the
Piggyback Holders, as the case may be (sometimes being hereinafter referred to as an "Indemnifying Person").  The omission of the
Indemnified Person so to notify the Indemnifying Person of any such claim shall not relieve the Indemnifying Person from any liability it may have hereunder except to the extent that (a) such liability was caused or increased by such omission, or (b) the ability of the
Indemnifying Person to reduce such liability was materially
adversely affected by such omission. In addition, the omission of the Indemnified Person so to notify the Indemnifying Person of any such claim shall not relieve the Indemnifying Person from any liability it may have otherwise than hereunder. The Indemnifying Person shall have the right to undertake, by counsel or representatives of its own choosing, the defense, compromise or settlement (without admitting liability of the Indemnified Person) of any such
claim asserted, such defense, compromise or settlement to be undertaken at the expense and risk of the Indemnifying Person, and the Indemnified Person shall have the right to engage separate counsel, at its own expense, whom counsel for the Indemnifying Person shall keep informed and consult with in a reasonable manner; provided, however, if the defendants in any such action include both the Indemnified
Person and the Indemnifying Person and the Indemnified Person shall have reasonably concluded that there may be a conflict between the positions of the Indemnifying Person and the Indemnified Person
in conducting the defense of any such action or that there may be legal defenses available to it and/or other Indemnified Persons which are different from or additional to those available to the
CUSIP NO. 458727104             SCHEDULE 13D                     Page 60 of 95


Indemnifying Person, the Indemnified Person shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of the Indemnified Person at the expense of the Indemnifying Person. In the event the Indemnifying Person shall elect not to undertake such defense by its own representatives, the Indemnifying Person shall give prompt written notice of such election to the Indemnified Person, and the Indemnified Person shall undertake the defense, compromise or settlement (without admitting liability of the Indemnified Person) thereof on behalf of and for the account and risk of the Indemnifying Person by counsel or other representatives designated by the Indemnified Person. Notwithstanding the foregoing, no Indemnifying Person shall be obligated hereunder with respect to amounts paid in settlement of any claim if such settlement is effected without the consent of such Indemnifying Person (such consent not to be unreasonably withheld).

      (d) If the indemnification provided for in this Section 1.5 is held by a court of competent jurisdiction to be unavailable to an I ndemnified Person, then the Indemnifying Person, in lieu of indemnifying such Indemnified Person hereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of any losses or claims in such proportion as is appropriate to reflect the relative fault of the Indemnified Person on the one hand and the Indemnifying Person on the other in connection with the statements or omissions that resulted in such losses or claims as well as any other relevant equitable considerations. The relative fault of the Indemnified Person and the Indemnifying Person shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Person or by the Indemnified Person and the parties' relative intent, knowledge and access to information and opportunity to correct or prevent such statement or omission. In no event will the liability of any Piggyback Holder for contribution exceed the net proceeds received by such Piggyback Holder in any sale of securities to which such liability relates.

            1.6.     Grant and Transfer of Registration Rights.

           Piggyback Holders shall have the right to transfer or assign the rights contained in this Agreement to any limited partner or affiliate of a Piggyback Holder or any mutual funds or other pooled investment vehicles or entities for which a Piggyback Holder or any of its affiliates serves as general partner, managing member, investment advisor or in another similar capacity in connection with the transfer of any Registrable Securities provided:
(a) the Company is, within thirty (30) days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

            1.7.     Information From Piggyback Holder.

           It shall be a condition precedent to the obligations of
the Company to take any action pursuant to this Section 1 with
CUSIP NO. 458727104             SCHEDULE 13D                     Page 61 of 95


respect to the Registrable Securities of any selling Piggyback Holder that such Piggyback Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Piggyback Holder's Registrable Securities.

            1.8.     Changes in Common Stock.

                       If there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.


             1.9.     Rule 144 Reporting.

                 With a view to making available to the Piggyback Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

        (a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Act, at all times after the effective date of the first registration under the Act filed by the Company for an offering of its securities to the general public;

       (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Act and the Exchange Act; and

       (c)     So long as a Piggyback Holder owns any
Registrable Securities, furnish to such Piggyback Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Piggyback Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

2.              Restrictions on Transfer.

               2.1 Each New Holder agrees that it will not Transfer its Purchased Shares until May 6, 2002. For purposes of this Section 2.1, any sale, transfer, assignment, pledge, hypothecation, short sale, collateralization, or any derivative transaction involving the Common Stock, directly or indirectly, shall constitute a "Transfer".

              2.2     From May 6, 2002 until December 31, 2002,
regardless of whether such Common Stock is registered, each
New Holder may only Transfer an aggregate amount of Common Stock that within the preceding three months does not exceed the greater
CUSIP NO. 458727104             SCHEDULE 13D                     Page 62 of 95


of: (i) one percent of the Common Stock outstanding as shown by the most recent report or statement published by the Company, or (ii) the average weekly reported volume of trading in the Company Common Stock on the Nasdaq National Market (or such other substitute or successor exchange on which the Common Stock may be traded) during the four calendar weeks preceding the Transfer.

          2.3 Notwithstanding Sections 2.1 and 2.2 hereof and subject to applicable laws, regulations and rules, Common Stock held by a New Holder may be Transferred (i) to the Company or to a person or persons that the Company has approved in writing; (ii) in a merger or consolidation; (iii) pursuant to a plan of liquidation that is authorized by the Company's board of directors; (iv) to any limited partner or affiliate of such New Holder or any mutual funds or other pooled investment vehicles or entities for which a New Holder or any of its affiliates serves as general partner, managing member, investment advisor or in another similar capacity; or (v) to one or more other New Holders.

       2.4 Such New Holder understands that the Purchased Shares are characterized as "restricted securities" under the Act inasmuch as they are being acquired from the Foundation, an affiliate of the Company, in a transaction not involving a public offering and that under the Act and applicable regulations thereunder such securities may be resold without registration under the Act only in certain limited circumstances. In this connection, such New Holder represents that such New Holder is familiar with Rule 144 of the SEC as presently in effect, and understands the resale limitations imposed thereby and by the Act, including, without limitation, that the requisite holding period under Rule 144 commences upon the acquisition of the Purchased
Shares. Such New Holder understands that the Company is under no obligation to register any of the securities sold hereunder except as provided in this Agreement or the Registration Rights Agreement.

3.         Representations and Warranties.

           3.1      Representations and Warranties of the Company.

                The Company hereby represents and warrants to each New Holder that the statements in the following paragraphs of this Section 3.1 are all true and complete:

               (a) As of January 31, 2002, there were 137,847,343 shares of Common Stock outstanding and as of the date hereof there were 21,858,000 shares of Common Stock reserved for issuance pursuant to option plans, and as of the date hereof there were 4,764,961 warrants to issue shares of Common Stock, and as of the date hereof there were 2,500,000 shares of Common Stock reserved for the Company's 1995

Employee Stock Purchase Plan.

    (b)     Provided that no single entity, or entities acting in
concert, acquire more than twenty percent (20%) of the Company's
Common Stock: (i) no "change of control" of the Company shall occur as a result of Purchase or any other sale of shares of Common Stock by the Foundation, and (ii) (A) no options, warrants, rights, contracts or arrangements to acquire Common Stock or other securities of the Company or securities exercisable for or convertible into shares of Common Stock
CUSIP NO. 458727104             SCHEDULE 13D                     Page 63 of 95


or other securities of the Company shall become exercisable or convertible, and (B) no employee benefit plans, awards, rights to payments or bonuses payable in cash or other property or rights to terminate employment or receive any other employee benefit shall be accelerated, vest or become exercisable or payable, in each case as a result of the Purchase or any other sale of shares of Company Common Stock by the Foundation (collectively, "Change of Control Events"). In addition, if any Change of Control Event would otherwise occur but shall have been waived by the person or entity having rights thereto, or the plan, award, agreement or contract providing such rights shall have been amended, the Company shall provide to the New Holders instruments of waiver of such rights or amendments of the plans, awards, agreements or contracts providing such rights executed by such persons or entities, in each case reasonably acceptable to the New Holders.

        (c) With respect to documents filed by the Company with the Securities & Exchange Commission, no such document filed pursuant to the Exchange Act since January 1, 2000 contained, as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statement made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed document. No such document filed pursuant to the Act, since
January 1, 2000 contained, as of the date on which the document became effective (or if post-effectively amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed document.

         (d) Provided that (i) none of the New Holders directly or indirectly through any written or oral agreement, arrangement, relationship, understanding or otherwise has or shares the power to vote, direct the voting of, dispose of or direct the disposition of any shares of Company Common Stock other than the Purchased Shares;
and (ii) the representations and warranties of the New Holders pursuant to Section 3.2(b) are true and correct, then the Purchase will not result in a "control share acquisition" within the meaning of
Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") by any of the New Holders.

       (e) In response to a good faith definitive proposal, the Purchase has been approved by the affirmative vote of a majority of a committee of the Company's Board of Directors composed of all of the Board's disinterested directors prior to the Purchase as required by MBCA Section 302A.673(1)(a). None of these disinterested directors was an officer or an employee of the Company, or of a related organization, or has been an officer or employee of the Company, or of a related organization, within five years preceding the formation of the committee of disinterested directors as required by MBCA
Section 302A.673(1)(d)(3).

      3.2       Representations and Warranties of the New Holders


CUSIP NO. 458727104             SCHEDULE 13D                     Page 64 of 95


               Each New Holder hereby represents and warrants to the Company, severally and not jointly, that the statements in the following paragraphs of this Section 3.2 are all true and complete:

           (a) Other than as set forth in Exhibit C attached hereto, New Holder has not, since January 1, 2002, Transferred any shares of Company Common Stock;

           (b) New Holder has not acted or agreed to act with any other person or entity as a partnership, limited partnership, syndicate or other group for the purposes of acquiring, owning or voting the Purchased Shares or any other securities of the Company;

           (c) New Holder has directly or indirectly through any written or oral agreement, arrangement, relationship, understanding or otherwise has or shares the power to vote, direct the voting of, dispose of or direct the disposition of any shares of Company Common

Stock other than the Purchased Shares.

        3.3     The representations and warranties set forth in this
Section 3 shall survive indefinitely.

4.           Definitions.

              The capitalized terms contained in this Agreement shall have the following meanings unless otherwise specifically defined:

             "Act" shall mean the Securities Act of 1933, as amended.

             "Agreement" shall mean this Investor Rights Agreement.

             "Business Day" shall mean Monday through Friday and shall exclude any federal or bank holidays observed in New York City.

             "Common Stock" shall mean the common stock of the Company, $0.01 par value per share.

             "Company" shall mean Interland, Inc., a Minnesota corporation formerly known as Micron Electronics, Inc., or any successor thereto.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            "Holders" shall mean the New Holders, the Other Holders and any other person or entity that is a valid transferee of the rights granted hereunder pursuant to Section 1.6 hereof or is a valid transferee of the rights granted under the Registration Rights Agreement pursuant to Section 1.6 thereof.

            "Interland-Georgia" shall mean Interland, Inc., a Georgia corporation that merged with and into the Company.

            "New Holders" shall mean PAR, Hartford and the Piggyback Holders and any other person or entity that is a valid transferee or assignee of the rights granted hereunder pursuant to Section 1.6 hereof.


CUSIP NO. 458727104             SCHEDULE 13D                     Page 65 of 95


             "MTI Shareholder Agreement" shall mean that shareholder agreement dated as of March 22, 2001, by and among Micron Technology, Inc. and the Company, to which the Foundation agreed to bound by
Section 1 thereof in a Donation Agreement dated as of August 30, 2001 by and between the Foundation and Micron Semiconductor Products, Inc.

             "Other Holders" shall mean certain other persons and entities set forth on Exhibit B attached hereto and any other person or entity that is a valid transferee or assignee of the rights granted thereunder pursuant to Section 1.7 thereof.

              "Piggyback Holders" shall mean those persons that are listed on Exhibit A attached hereto.

              "Registrable Securities" shall mean (i) those shares of Company Common Stock beneficially owned by the New Holders,
(ii) those shares of Company Common Stock beneficially owned by the Other Holders, (iii) the shares of Company Common Stock issued to CPQ and HP upon the exercise of their warrants to acquire Company Common Stock and (iv) any equity securities issued as a distribution with respect to or in exchange for or in replacement for any of the shares referred to in clauses (i), (ii) or (iii); provided, however, that Registrable Securities shall not include any securities that have been previously sold pursuant to a registration statement filed under the Act or under Rule 144 promulgated under the Act, or which have otherwise been transferred in a transaction in which the transferor's rights under this Agreement are not assigned or are not subject to transfer restrictions under the Act or applicable state securities laws.

              "Registration Rights Agreement" shall mean the Amended and Restated Registration Rights Agreement, dated as of August 6, 2001 by and among Micron Technology, Inc., the Company, Interland-Georgia, and the Other Holders.

              "SEC" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Act and/or the Exchange Act.

5.            Miscellaneous.

        5.1.         Entire Agreement; Amendment.

         This Agreement constitutes the entire agreement among the parties hereto with respect to the matters provided for herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. This Agreement may not be amended without the written consent of the Company and New Holders who in the aggregate beneficially own not less than 50% of the Purchased Shares as of the date hereof.

               5.2.        Waiver.

        No delay or failure on the part of any party hereto in
exercising any right, power or privilege under this Agreement or under any other instruments given in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein.  No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right,
CUSIP NO. 458727104             SCHEDULE 13D                     Page 66 of 95


power or privilege, or the exercise of any other right, power or privilege. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

             5.3.        No Third Party Beneficiaries.

             Except to the extent that the rights hereunder are assigned in accordance with Section 1.6, it is the explicit intention of the parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors, heirs, executors, administrators, legal representatives and permitted assigns. All rights, covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only between the Company and each of the New Holders. No New Holder is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the other New Holders.

           5.4.        Binding Effect.

          This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

         5.5.         Governing Law.

         This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of Delaware (excluding the choice of law rules thereof).

         5.6.         Notices.

       All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered, sent by overnight courier service or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by facsimile, addressed as follows:

                        (i)          If to the Company:
                                     Interland, Inc.
                                     303 Peachtree Center Avenue
                                     Atlanta, GA 30303
                                     Attention:  Chief Executive Officer
                                     Facsimile No.: (404) 260-2681

                      with a copy (which shall not constitute notice) to:

                                    Attn: General Counsel
                                    Facsimile No.: (404) 720-3728



CUSIP NO. 458727104             SCHEDULE 13D                     Page 67 of 95


             ii) If to the New Holders, then to the names and addresses set forth on the signature pages hereto.

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand-delivered, mailed, transmitted or telecopied in the manner described above, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

          5.7.        Execution in Counterparts.

            To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

         5.8          New Holders Acting Independently.

                  Each New Holder is acting severally and not jointly with the other New Holders in executing this Agreement and accepting the rights, duties and responsibilities hereunder. The Company's agreement with each New Holder is a separate agreement.


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CUSIP NO. 458727104             SCHEDULE 13D                     Page 68 of 95


               In witness whereof, the undersigned have duly executed this Agreement, or have caused this Investor Rights Agreement to be duly executed on their behalf, as of the day and year first hereinabove set forth.


                                            INTERLAND, INC.


                                   By:_____________________________________
                                      Name:  Joel J. Kocher
                           Title:    President and Chief Executive Officer








































[Signature Page to Investor Rights Agreement]


THE NEW HOLDERS


CUSIP NO. 458727104             SCHEDULE 13D                     Page 69 of 95


                                             PAR INVESTMENT PARTNERS, L.P.

                                        By:     PAR GROUP, L.P.
                                                its general partner

                                        By:     PAR CAPITAL MANAGEMENT, INC.
                                                its general partner


                                        By:      ________________________
                                                 Edward L. Shapiro,
                                       Title:    Vice President

                                     Address:    One Financial Center,
                                                 Suite 1600,
                                                 Boston, MA  02941
                                   Facsimile:   (617)556-8875
                                   Shares:       20,000,000






















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CUSIP NO. 458727104             SCHEDULE 13D                     Page 70 of 95


                                HARTFORD CAPITAL APPRECIATION FUND




                        By:     Wellington Management Company, LLP,
                                  its Investment Sub-Advisor

                              ________________________
                         By:  Julie A. Jenkins, Vice President

                        c/o Wellington Management Company
                        75 State Street
                        c/o Wellington Management Company
                        Boston, MA 02109
                        617-951-5000
                   Facsimile   617-790-7760
                      Shares:  13,100,000

























[Signature Page to Investor Rights Agreement]















CUSIP NO. 458727104             SCHEDULE 13D                     Page 71 of 95


                                      CARPENTERS PENSION TRUST FOR SOUTHERN
                                        CALIFORNIA



                                     By:   ________________________________
                                    By:  Richard C. Blum & Associates, Inc.,
                                         its Investment Advisor
                                Title:    By:  Murray A. Indick, Partner,
                                            General Counsel & Secretary

                                 Address:    909 Montgomery Street,
                                             Suite 400
                                             San Francisco, CA  94133
                                Facsimile:  (415) 434-3130
                          Purchased Shares:  3,578,600





















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CUSIP NO. 458727104             SCHEDULE 13D                     Page 72 of 95



                                        UNITED BROTHERHOOD OF CARPENTERS
                                          PENSION FUND



                                     By:   ________________________________
                                  By:  Richard C. Blum & Associates, Inc.,
                                          its Investment Advisor
                               Title:    By:  Murray A. Indick, Partner,
                                           General Counsel & Secretary

                               Address:    909 Montgomery Street,
                                           Suite 400
                                           San Francisco, CA  94133
                              Facsimile:  (415) 434-3130
                      Purchased Shares:   502,900

















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CUSIP NO. 458727104             SCHEDULE 13D                     Page 73 of 95


                                          THE COMMON FUND MULTI-STRATEGY
                                              EQUITY FUND




                                       By:   ________________________________
                                    By:  Richard C. Blum & Associates, Inc.,
                                             its Investment Advisor
                                   Title:    By:  Murray A. Indick, Partner,
                                            General Counsel & Secretary

                                   Address:    909 Montgomery Street,
                                               Suite 400
                                               San Francisco, CA  94133
                                  Facsimile:  (415) 434-3130
                           Purchased Shares:   224,100






















[Signature Page to Investor Rights Agreement]



















CUSIP NO. 458727104             SCHEDULE 13D                     Page 74 of 95


                                             STINSON CAPITAL PARTNERS, L.P.



                                   By:   ________________________________
                                    By:  Blum Capital Partners, L.P.,
                                            its General Partner
                            Title:    By:  Murray A. Indick, Partner and
                                              General Counsel

                                  Address:    909 Montgomery Street,
                                              Suite 400
                                              San Francisco, CA  94133
                                 Facsimile:  (415) 434-3130
                          Purchased Shares:  2,027,700























[Signature Page to Investor Rights Agreement]





















CUSIP NO. 458727104             SCHEDULE 13D                     Page 75 of 95


                                         STINSON CAPITAL PARTNERS II, L.P.



                                     By:   ________________________________
                                     By:  Blum Capital Partners, L.P.,
                                          its General Partner
                               Title:    By:  Murray A. Indick, Partner and
                                               General Counsel

                                    Address:    909 Montgomery Street,
                                                Suite 400
                                                San Francisco, CA  94133
                                   Facsimile:  (415) 434-3130
                            Purchased Shares:  688,900




















[Signature Page to Investor Rights Agreement]






















CUSIP NO. 458727104             SCHEDULE 13D                     Page 76 of 95


                                      STINSON CAPITAL PARTNERS III, L.P.



                                    By:   ________________________________
                                        By:  Blum Capital Partners, L.P.,
                                              its General Partner
                             Title:    By:  Murray A. Indick, Partner and
                                              General Counsel

                                  Address:    909 Montgomery Street,
                                              Suite 400
                                              San Francisco, CA  94133
                                 Facsimile:  (415) 434-3130
                          Purchased Shares:  603,900



























[Signature Page to Investor Rights Agreement]

















CUSIP NO. 458727104             SCHEDULE 13D                     Page 77 of 95


                                     BK CAPITAL PARTNERS IV, L.P.



                              By:   ________________________________
                                By:  Blum Capital Partners, L.P.,
                                      its General Partner
                          Title:    By:  Murray A. Indick, Partner and
                                          General Counsel

                           Address:    909 Montgomery Street,
                                       Suite 400
                                       San Francisco, CA  94133
                          Facsimile:  (415) 434-3130
                   Purchased Shares:  84,800



























[Signature Page to Investor Rights Agreement]
















CUSIP NO. 458727104             SCHEDULE 13D                     Page 78 of 95


                                      STINSON CAPITAL FUND (CAYMAN), LTD.



                                    By:   ________________________________
                                By:  Richard C. Blum & Associates, Inc.,
                                      its Investment Advisor
                             Title:    By:  Murray A. Indick, Partner,
                                            General Counsel & Secretary

                               Address:    909 Montgomery Street,
                                           Suite 400
                                           San Francisco, CA  94133
                              Facsimile:  (415) 434-3130
                      Purchased Shares:   289,100



























[Signature Page to Investor Rights Agreement]















CUSIP NO. 458727104             SCHEDULE 13D                     Page 79 of 95


                                               RAPTOR GLOBAL PORTFOLIO LTD.



                                       By:    _______________________________

                                       Title:  ______________________________
                                      Address:  50 Rowes Wharf,
                                                   6th Floor
                                                   Boston, MA  02940
                                      Facsimile:  (617) 737-9280
                                Purchased Shares:  4,630,813




























[Signature Page to Investor Rights Agreement]


















CUSIP NO. 458727104             SCHEDULE 13D                     Page 80 of 95



                                              TUDOR BVI GLOBAL PORTFOLIO LTD



                                       By:  ________________________________

                                      Title:  _______________________________


                                         Address:  50 Rowes Wharf,
                                                   6th Floor
                                                   Boston, MA  02940
                                      Facsimile:  (617) 737-9280
                               Purchased Shares:  872,741



















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CUSIP NO. 458727104             SCHEDULE 13D                     Page 81 of 95



                                               ALTAR ROCK FUND L.P.



                                    By:  _________________________________


                                   Title:  ________________________________


                                      Address:  50 Rowes Wharf,
                                                6th Floor
                                                Boston, MA  02940
                                   Facsimile:  (617) 737-9280
                             Purchased Shares:  32,556

















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CUSIP NO. 458727104             SCHEDULE 13D                     Page 82 of 95


                                          TUDOR PROPRIETARY TRADING LLC



                                     By:  ___________________________


                                   Title:  __________________________

                                   Address:  50 Rowes Wharf,
                                             6th Floor
                                             Boston, MA  02940
                                Facsimile:  (617) 737-9280
                         Purchased Shares:  463,890

























[Signature Page to Investor Rights Agreement]




















CUSIP NO. 458727104             SCHEDULE 13D                     Page 83 of 95



                                                  KAHN CAPITAL PARTNERS LP



                                     By:  ______________________________


                                   Title:  _____________________________


                                 Address:    5506 Worsham Court
                                             Windermere, FL  34786
                                 Facsimile:  (208) 728-8007
                           Purchased Shares:  2,400,000


























[Signature Page to Investor Rights Agreement]
















CUSIP NO. 458727104             SCHEDULE 13D                     Page 84 of 95


                                           KAHN CAPITAL PARTNERS OFFSHORE



                                   By:  __________________________________


                                 Title:  _________________________________

                                 Address:    5506 Worsham Court
                                             Windermere, FL  34786
                                Facsimile:  (208) 728-8007
                         Purchased Shares:  600,000






























[Signature Page to Investor Rights Agreement]















CUSIP NO. 458727104             SCHEDULE 13D                     Page 85 of 95


                                                VARDON PARTNERS, L.P.


                                          By:  Vardon Capital L.L.C.,
                                               Its General Partner

                                           ________________________________
                                           By:  Richard W. Shea, Jr.,
                                           Its Owner and Managing Member

                                      Address:  850 Third Avenue,
                                                8th Floor
                                                New York, NY  10022
                                   Facsimile:  (212) 331-6566
                            Purchased Shares:  147,400



















[Signature Page to Investor Rights Agreement]

























CUSIP NO. 458727104             SCHEDULE 13D                     Page 86 of 95


                                               VARDON PARTNERS II, L.P.


                                            By:  Vardon Capital L.L.C.,
                                                 Its General Partner


                                           ________________________________
                                          By:  Richard W. Shea, Jr.,
                                         Its Owner and Managing Member

                                    Address:  850 Third Avenue,
                                              8th Floor
                                              New York, NY  10022
                                 Facsimile:  (212) 331-6566
                          Purchased Shares:  319,200
















[Signature Page to Investor Rights Agreement]


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 87 of 95


                                            VARDON INTERNATIONAL LTD.


                                By:  Vardon Capital Management, L.L.C.
                                           Its Investment Manager


                                        ________________________________
                                        By:  Richard W. Shea, Jr.,
                                        Its Owner and Managing Member

                                    Address:  P.O. Box 705 GT
                                              68 Fort Street
                                              George Town, Grand Cayman
                                              Cayman Islands
                                 Facsimile:  (212) 331-6566
                          Purchased Shares:  533,400




















[Signature Page to Investor Rights Agreement]





















CUSIP NO. 458727104             SCHEDULE 13D                     Page 88 of 95


                                   FIRST NEW YORK SECURITIES, L.L.C.
                                     F/B/O ACCOUNT 1010159026


                                         By:  Donald Erenberg
                                        Its:  Managing Member

                                   Address:  F/B/O Account 1010159026
                                             850 Third Avenue,
                                             8th Floor
                                             New York, NY  10022
                                Facsimile:  (212) 331-6566
                          Purchased Shares:  400,000


























[Signature Page to Investor Rights Agreement]


















CUSIP NO. 458727104             SCHEDULE 13D                     Page 89 of 95



                                              JOEL J. KOCHER

                                 ______________________________________
                                            Joel J. Kocher

                                Address:  26810 Founders Place,
                                          Spicewood, TX 78669
                             Facsimile:  (404) 260-2681
                      Purchased Shares:  200,000
























[Signature Page to Investor Rights Agreement]
























CUSIP NO. 458727104             SCHEDULE 13D                     Page 90 of 95


                               ROBERT AND CAROLYN C. LEE, TRUSTEES FOR
                              THE 1986 LEE FAMILY TRUST, DATED 12/4/86

                                   By:  __________________________
                                        Robert C. Lee, Trustee

                                        __________________________
                                        Carolyn C. Lee, Trustee

                              Address:  17 Magee Court,
                                        Moraga, CA 94556
                             Facsimile:
                      Purchased Shares:  200,000











[Signature Page to Investor Rights Agreement]



































CUSIP NO. 458727104             SCHEDULE 13D                     Page 91 of 95


                                THE BALOUSEK FAMILY LIMITED PARTNERSHIP
                                        DTD 1/8/99

                             By:  _____________________________________
                                    Jack Balousek

                            Its:   ______________________________

                           Address:   94 Magee Ct.,
                                      Moraga, CA 94556
                          Facsimile:
                   Purchased Shares:  100,000




















[Signature Page to Investor Rights Agreement]


























CUSIP NO. 458727104             SCHEDULE 13D                     Page 92 of 95


                                      ROBERT T. SLEZAK & JANE G. SLEZAK,
                                      COTRUSTEES OF THE ROBERT T. SLEZAK
                                       TRUST DATED JULY 8, 1999

                                   By:  ________________________________
                                          Robert T. Slezak, Cotrustee

                                        ________________________________
                                          Jane G. Slezak, Cotrustee

                                Address:  6032 Country Club Oaks
                                          Omaha, NE 68152

                               Facsimile:

                        Purchased Shares:  800,000

























[Signature Page to Investor Rights Agreement]

















CUSIP NO. 458727104             SCHEDULE 13D                     Page 93 of 95


                                          EXHIBIT A

Name                                               Purchased Shares

Par Investment Partners, L.P.                       20,000,000
Hartford Capital Appreciation Fund                  13,100,000

Company Repurchase                                   5,822,863


THE PIGGYBACK HOLDERS

Carpenters Pension Trust
  for Southern California                            3,578,600
United Brotherhood of
  Carpenters Pension Fund                              502,900
The Common Fund Multi-strategy
  Equity Fund                                           224,100
Stinson Capital Partners, L.P.                        2,027,700
Stinson Capital Partners II, L.P.                       688,900
Stinson Capital Partners III, L.P.                      603,900
BK Capital Partners IV, L.P.                             84,800
Stinson Capital Fund (Cayman), Ltd.                     289,100

Raptor Global Portfolio LTD                           4,630,813
Tudor BVI Global Portfolio LTD                          872,741
Altar Rock Fund L.P.                                     32,556
Tudor Proprietary Trading LLC.                          463,890

Kahn Capital Partners LP                              2,400,000
Kahn Capital Partners Offshore                          600,000

Vardon Partners, L.P.                                   147,400
Vardon Partners II, L.P.                                319,200
Vardon International, Ltd.                              533,400
First New York Securities, L.L.C                        400,000

Joel J. Kocher                                          200,000

Robert and Carolyn C. Lee, trustees for the
1986 Lee Family Trust, dated 12/4/86                    200,000

The Balousek Family Limited Partnership
   DTD 1/8/99                                           100,000

Robert T. Slezak & Jane G. Slezak, Cotrustees
of the Robert T. Slezak Trust dated July 8, 1999        800,000

                                                       __________
Total                                                58,622,863









CUSIP NO. 458727104             SCHEDULE 13D                     Page 94 of 95


EXHIBIT B
THE OTHER HOLDERS


Name                                     Shares of
                                     Registrable Securities
                                   Owned as of January 31, 2002


Ken Gavranovic                             8,038,746
Waldemar Fernandez                         2,794,134
Bell Atlantic Investments, Inc.            2,109,449
Crest Communications Partners L.P.         3,316,082
Crest Entrepreneurs Fund L.P.                 96,320
Boulder Ventures III, L.P.                 1,334,201
Boulder Ventures III (Annex), L.P.            85,540
BancBoston Ventures, Inc.                  2,137,057
Microsoft Corporation                      2,676,849
Network Solutions, Inc.                    1,071,796
Private Equity Co-Invest Ltd.              1,492,926






































CUSIP NO. 458727104             SCHEDULE 13D                     Page 95 of 95


EXHIBIT C

New Holder Transfers since January 1, 2002